UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-43297

AIR Global PLC

(Translation of registrant’s name into English)

Festival Office Tower

Dubai Festival City, 7th Floor

Dubai

United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

AIR Global PLC, a company incorporated under the laws of Jersey (the “Company”), hereby furnishes (i) a circular, attached to this Form 6-K as Exhibit 99.1, providing notice to the Company’s shareholders of an extraordinary general meeting of the Company’s shareholders (the “EGM”) and including a letter to the Company’s shareholders regarding the proposals to be submitted for approval at the EGM, and (ii) a copy of the proxy card, attached to this Form 6-K as Exhibit 99.2, for use by the Company’s shareholders to submit their votes in respect of such proposals.

On August 5, 2026, the Company issued a press release in relation to the calling of the EGM, a copy of which is attached to this Form 6-K as Exhibit 99.3.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2026

AIR Global PLC

By: /s/ Stuart Brazier

Name: Stuart Brazier

Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Circular to Shareholders Relating to an Extraordinary General Meeting
99.2	Proxy Card
99.3	Press release of AIR Global PLC dated August 5, 2026